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SEC FILE NUMBER
8-69134

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Rehmann Financial Network, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4086 Legacy Parkway
(No. and Street)

Lansing	MI	48911
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Nicole Spitzley	517-316-2438	nicole.spitzley@rehmann.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Warren Averett, LLC
(Name – if individual, state last, first, and middle name)

6 Concourse Parkway, Suite 600	Atlanta	GA	30328
(Address)	(City)	(State)	(Zip Code)

2226	05/17/2005
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nicole Spitzley _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Rehmann Financial Network, LLC_____, as of _____March 1st_____, 2_022_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KYLE KUJAWA
Notary Public, State of Michigan
County Of Wayne
My Commission Expires 08-10-2023
Acting in the County of _Ingham_

Notary Public

Signature: _____

Title: ____Chief Compliance Officer____

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☒ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Rehmann Financial Network, LLC

Years Ended December 31, 2021

Financial Statements and Supplemental Information

Rehmann

Business wisdom delivered.

REHMANN FINANCIAL NETWORK, LLC

▇ TABLE OF CONTENTS

6 Concourse Parkway, Suite 600
Atlanta, GA 30328-5351
770.396.1100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Rehmann Financial Network, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Rehmann Financial Network, LLC (Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to the sale of Mutual Funds and Variable Annuities via "subscription way"/"application way" basis (aka "check and ap"). Mutual funds and variable annuities will be processed via third-party applications and checks or wires made out to the third-party fund company via a "subscription way basis". The Company does not hold customer funds or safekeep customer securities and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The firm does not have a clearing agreement.

Rehmann Financial Network, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Rehmann Financial Network, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Warren Averett, LLC

Atlanta, Georgia
February 25, 2022

REHMANN FINANCIAL NETWORK, LLC

Statement of Financial Condition

December 31, 2021

Assets		
Cash - Chase	$	842,811
Receivable from Affiliate		6,771
Prepaid Expenses		22,494
Total Assets	$	872,076
Liabilities and Member's Equity		
Liabilities		
Accounts Payable	$	83,625
Accounts Payable - Related Party		7,575
Total Liabilities		91,200
Member's Equity		
Paid in Capital - Rehmann Financial Network		107,140
Member's Equity		673,736
Total Member's Equity		780,876
Total Liabilities and Member's Equity	$	872,076

See accompanying notes to the financial statements.

REHMANN FINANCIAL NETWORK, LLC

Statement of Operations

Year Ended December 31, 2021

Income		
Broker - Dealer	$	768,358
Total Net Fees		768,358
Salaries		
Payroll Expense		47,160
Payroll Expense - Advisors		153,672
Payroll Taxes		2,076
Total Salaries		202,908
Personnel		
401(k) Expense		816
Group Insurance Benefits		2,256
Professional Dues		312
Professional Education		1,176
Employee Relations		528
Total Personnel		5,088
Facilities		
Rent		5,460
Overhead Allocation		5,052
Total Facilities		10,512
Computer Facilities		
Computer Software		6,115
Computer Licenses		40,100
Total Computer Facilities		46,215
Other Operating Expenses		
Insurance		4,074
Subscription Publication Service		3,397
License Fees		28,255
Office Supplies and Expenses		156
Telephone		372
Professional Services		46,658
Auto and Travel Expense		3,708
Total Other Operating Expenses		86,621
Total Expenses		351,344
Net Income	$	417,014

See accompanying notes to the financial statements.

REHMANN FINANCIAL NETWORK, LLC

Statement of Changes in Member's Equity
Year Ended December 31, 2021

Balance at December 31, 2020	$	363,862
Contributions		-
Distributions		-
Net Income		417,014
Balance at December 31, 2021	$	780,876

REHMANN FINANCIAL NETWORK, LLC

Statement of Cash Flows

Year Ended December 31, 2021

Cash from Operating Activities		
Net Income	$	417,014
Adjustments to Reconcile Net income to Net		
Cash Provided by Operating Activities		
Changes in Operating Assets and Liabilities		
Which Provided (Used) Cash		
Accounts Receivable		(6,771)
Prepaid Expenses		645
Accounts Payable		77,867
Accrued Payroll		(5,160)
Net Cash Provided by Operating Activities		483,595
Net Increase in Cash		483,595
Cash, Beginning of Year		359,216
Cash, End of Year	$	842,811

See accompanying notes to the financial statements.

REHMANN FINANCIAL NETWORK, LLC

▉ NOTES TO FINANCIAL STATEMENTS

▉ 1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Organization and Business: Rehmann Financial Network, LLC (the "Company") was incorporated in Michigan on July 9, 2012. The Company is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of Rehmann Financial Group, ("RFG") a Michigan LLC. The Company started operations on April 16, 2014. The Company engages in the sale of Mutual Funds and Variable Annuities via "subscription way"/"application way" basis (aka "check and ap"). Mutual funds and variable annuities will be processed via third-party applications and checks or wires made out to the third-party fund company via a "subscription way basis". The Company does not hold customer funds or safekeep customer securities. The firm does not have a clearing agreement.

Basis of Accounting: The Company prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition: Commission revenue is predominantly income received from other third party broker dealers and insurance carriers that is recognized when the terms of the sale of products and services to customers are substantially complete and collectability of the income is probable and determinable.

Income Taxes: The Company's income or loss is reported on the member's tax return. Accordingly, the financial statements do not include a provision for income taxes.

Management does not believe there are any uncertain tax positions as defined by Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740 *Accounting for Income Taxes*. The Company could be subject to income tax examinations for its U.S. Federal and state tax filings for tax years 2018 to 2020, which are still open under the statute of limitations.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash: As of December 31, 2021, the Company did not hold any cash equivalents. The Company maintains balances with banks in excess of federally insured limits. Management believes the exposure to loss from such balances to be minimal. As of December 31, 2021, the Company's uninsured cash balance was approximately $592,811.

Fair Value of Financial Instruments: The Company estimates that the fair value of any financial instruments recognized on the statement of financial condition approximates their carrying value, as such financial instruments are short term in nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables and accrued expenses are reported at their contractual amounts, with approximate fair value.

Subsequent Events: The Company has evaluated events and transactions that occurred between December 31, 2021 and February 25, 2022 which is the date the financial statements were issued, for possible recognition or disclosure in the financial statements and no matters were required to be recognized or disclosed in the financial statements.

REHMANN FINANCIAL NETWORK, LLC

■ NOTES TO FINANCIAL STATEMENTS

2. NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $5,000 or $6\frac{2}{3}\%$ of "aggregate indebtedness," as those terms are defined in the Rule. Schedule I is included in the Supplemental Information of this report.

Net capital and aggregate indebtedness changes from day-to-day, but as of December 31, 2021, the Company had net capital of $736,613 which exceeded the minimum net capital requirement on that day of $6,080 by $730,533. The Company's ratio of aggregate indebtedness to net capital was 0.12 to 1.

3. RELATED PARTY TRANSACTIONS

The Company is a member of a group of affiliated companies and has material transactions and relationships with members of the group. Due to these relationships, it is possible that the terms of these transactions are not the same as those that would result among unrelated parties.

(a) Transactions with Rehmann Financial Group

RFG pays substantially all the accounts payable and payroll on behalf of the Company and RFG is reimbursed on a routine basis. RFG also provides general overhead services to the Company, such as (but not limited to) the cost of processing centralized accounts payable and payroll, as well as accounting and financial planning services which are charged by RFG. At December 31, 2021, the net amount of cash owed by the Company to RFG was $7,575 and is included in accounts payable – related party on the statement of financial condition.

4. DEFINED CONTRIBUTION PLAN

Defined Contribution Plan: The Rehmann, LLC 401(k) Plan covers substantially all employees of the Company. Rehmann matches 30% of each participant's contributions not in excess of 10% of their compensation for each pay period.

REHMANN FINANCIAL NETWORK, LLC

Computation of Net Capital to Rule 15c3-1 (Schedule I)
December 31, 2021

Computation of Net Capital

Total member's equity	$	780,876
Deduct non-allowable assets		(29,265)
Other deductions		(15,000)
Net capital	$	736,611

Computation of Aggregate Indebtedness

Total aggregate indebtedness	$	91,200

Computation of Minimum Net Capital Requirement

Net capital	$	736,611
Minimum net capital to be maintained (greater of $5,000 or 6 2/3% of total aggregate indebtedness)		6,080
Net capital in excess of requirement	$	730,531
Percentage of aggregate indebtedness to net capital		12.38%

Reconciliation of net capital as submitted on unaudited Form X-17A-5 as of December 31, 2021 as filed on January 10, 2022, and audited net capital:

Net capital as submitted on unaudited Form X-17A-5	$	796,343
Decrease in revenue		(60,128)
Decrease in expense		7,167
Increase in non-allowable receivable		(6,771)
Audited net capital	$	736,611

See accompanying report of independent registered public accounting firm.

REHMANN FINANCIAL NETWORK, LLC

Other Information - (Schedule II)

December 31, 2021

A) COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2021

The Company is considered a Non-Covered Firm and, as such, is not required to comply with Rule 15c3-3 by reason of the SEC's guidance set forth in circumstances described in footnote 74 to Exchange Act Release No. 34-70073 (July 30, 2013).

B) INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2021

The Company is considered a Non-Covered Firm and, as such, is not required to comply with Rule 15c3-3 by reason of the SEC's guidance set forth in circumstances described in footnote 74 to Exchange Act Release No. 34-70073 (July 30, 2013).

C) STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS AS OF DECEMBER 31, 2021

The statement of changes in liabilities subordinated to claims of general creditors has been omitted since Rehmann Financial Network, LLC had no such liabilities outstanding at the beginning of the year, during the year or at year end.

Rehmann
EMPOWER YOUR PURPOSE

February 25, 2022

Warren Averett
Six Concourse Parkway
Suite 600
Atlanta, GA 30338N

Rehmann Financial Network, LLC.'s Exemption Report

Rehmann Financial Network, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Corporation states the following:

(1) Pursuant to paragraph k(2)(1) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c-3-3 throughout the period from January 1, 2021 through December 31, 2021, without exception.

(2) The Company adhered to the net capital requirement pursuant to SEC Rule 15c3-1(1)(2)(vi) and did not receive or hold customers' funds or securities and did not carry customers' accounts.

The above statement is true and correct to the best of my and the Company's knowledge.

Nicole Spitzley

Name: Nicole Spitzley
Title: Chief Compliance Officer

4086 Legacy Parkway, Lansing, MI 48911 517.316.2400

Warren Averett
CPAs AND ADVISORS

6 Concourse Parkway, Suite 600
Atlanta, GA 30328-5351
770.396.1100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Rehmann Financial Network, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Rehmann Financial Network, LLC as of December 31, 2021, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Rehmann Financial Network, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Rehmann Financial Network, LLC's management. Our responsibility is to express an opinion on Rehmann Financial Network, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Rehmann Financial Network, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information
The supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 and Schedule II, Other Information have been subjected to audit procedures performed in conjunction with the audit of Rehmann Financial Network, LLC's financial statements. The supplemental information is the responsibility of Rehmann Financial Network, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Warren Averett, LLC

We have served as Rehmann Financial Network, LLC's auditor since 2014.

Atlanta, Georgia
February 25, 2022

6 Concourse Parkway, Suite 600
Atlanta, GA 30328-5351
770.396.1100
warrenaverett.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES**

Member of
Rehmann Financial Network, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Rehmann Financial Network, LLC (the Company) is responsible for its form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 (for Statement of Operations amounts that are presented on a quarterly basis in the Form X-17A-5, we aggregated the amounts for the periods presented for the period January 1, 2021 through March 31, 2021; April 1, 2021 through June 30, 2021; July 1, 2021 through September 30, 2021; and October 1, 2021 through December 31, 2021), as applicable, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences.

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers. We agreed all adjustments to the audited trial balance noting clerical accuracy and recalculated the fee paid to the Securities Investor Protection Corporation supporting the adjustments noting no differences.

5) Noted that no overpayment existed based on the calculations described above and noted that Form SIPC-7 did not indicate any overpayment.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Rehmann Financial Network, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Warren Averett, LLC

Atlanta, Georgia
February 25, 2022